Filed pursuant to Rule 424(b)(3)
File No. 333-270667

HPS CORPORATE LENDING FUND

SUPPLEMENT NO. 1 DATED DECEMBER 18, 2023

TO THE PROSPECTUS DATED JUNE 30, 2023

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of HPS Corporate Lending Fund (“we,” “our,” or the “Fund”), dated June 30, 2023 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to update the Prospectus.

Updates to Prospectus

The following replaces the “Suitability Standards – Kansas” section of the Prospectus:

It is recommended by the Office of the Kansas Securities Commissioner that Kansas investors limit their aggregate investment in our securities and other similar investments to not more than 10% of their liquid net worth. Liquid net worth shall be defined as that portion of the purchaser’s total net worth that is comprised of cash, cash equivalents, and readily marketable securities, as determined in conformity with GAAP.

The following replaces the relevant sentence in (i) Footnote 6 to the fee table under the “Fees and Expenses” section, (ii) Footnote 2 to the tables under the “Use of Proceeds” section, (iii) the “Description of Our Common Shares – Other Terms of Common Shares” section and (iv) the “Plan of Distribution – Limitations on Underwriting Compensation” section of the Prospectus:

In addition, as required by exemptive relief that allows us to offer multiple classes of shares, at the end of the month in which the Managing Dealer in conjunction with the transfer agent determines that total transaction or other fees, including upfront placement fees or brokerage commissions, and shareholder servicing and/or distribution fees paid with respect to any single share held in a shareholder’s account would exceed, in the aggregate, 10% of the gross proceeds from the sale of such share (or a lower limit as determined by the Managing Dealer and the applicable selling agent), we will cease paying the shareholder servicing and/or distribution fee on either (i) each such share that would exceed such limit or (ii) all Class S shares, Class D shares and Class F shares in such shareholder’s account.

The following replaces the third bullet point under (i) the fourth paragraph in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Estimates – Investments and Fair Value Measurements” section and (ii) the fifth paragraph in the “Determination of Net Asset Value” section of the Prospectus:

•

The Adviser’s valuation committee with respect to the Fund (the “Valuation Committee”) reviews the valuation recommendations prepared by the Adviser’s valuation team and, as appropriate, the independent valuation firms’ valuation ranges;

On August 8, 2023, the Board of Trustees of the Fund appointed Grishma Parekh as President of the Fund. Ms. Parekh will serve as President in addition to her current position as a Trustee of the Fund.

The following replaces the information regarding Grishma Parekh in the table under the “Management of the Fund – Trustees” section of the Prospectus:

Name	Year of Birth	Position	Length of Time Served	Principal Occupation During Past 5 Years	Other Trusteeships Held by Trustee
Interested Trustees

Grishma Parekh	1980	President	Since 2021	Managing Director at HPS and Co-Head of North American Core Senior Lending (2020 –present); Partner at the Carlyle Group in Direct Lending.	None.

The following replaces the biographical information for Grishma Parekh under the “Management of the Fund – Biographical Information – Interested Trustees” section of the Prospectus:

Grishma Parekh, Trustee and President. Ms. Parekh is a Managing Director at HPS and Co-Head of North American Core Senior Lending. Prior to joining HPS in 2020, Ms. Parekh spent over twelve years as a Partner and Managing Director at The Carlyle Group. During her tenure at The Carlyle Group, Ms. Parekh was a founding member of the Direct Lending platform, served as Head of Origination for Illiquid Credit, and was a member of the investment committee for the Direct Lending business. Prior to joining The Carlyle Group in 2007, Ms. Parekh was an Investment Banking Associate at JPMorgan where she was responsible for originating, structuring and executing high yield bond and leveraged loan transactions. Ms. Parekh holds a BS in Finance and Information Systems from the Stern School of Business at New York University. Ms. Parekh joined the Board of the Fund in August 2021.

The following is added as the last paragraph to the “Plan of Distribution – General” section of the Prospectus:

In addition to the Managing Dealer, the Founding Distributor also participated in the initial public offering (SEC File No. 333-259453; FINRA Filing ID 2021-08-04-5861739) on behalf of certain of its “associated persons,” as defined by FINRA. However, such associated persons purchased shares at the same public offering prices per share as those of other shareholders that are not “associated persons” of the Founding Distributor that purchased shares in the same share class and on the same subscription date. Therefore, the acquisition of such shares is not deemed “underwriting compensation” as defined in Supplemental Material 0.01 of FINRA Rule 5110.

The following disclosure is added after the ninth paragraph in the “Share Repurchase Program” section of the Prospectus:

If during any consecutive four-quarter period (each, an “LTM Repurchase Period”), we do not have at least one quarter in which we fully accept all properly submitted tenders in a repurchase offer, the Adviser intends to recommend that our Board approve a plan pursuant to which we will not make any new investments (excluding investment in any transactions for which there are binding written agreements (including investments funded in phases), follow-on investments made in existing portfolio companies, revolver or letter of credit drawdowns and obligations under any existing Fund guarantee and except as necessary for the Fund to (i) preserve its status as a RIC under the Code and as a BDC, (ii) repay indebtedness to allow for distributions or (iii) comply with applicable law) and will use all “capital available for investing” to accept properly submitted tenders until such time that all properly submitted tenders in a repurchase offer in respect of one quarter during an LTM Repurchase Period have been fully accepted; provided that the Adviser is not required to make such recommendations to the Board if the Fund has, accepted repurchase offers for at least (i) 5% of the aggregate shares outstanding (either by number of shares or aggregate NAV) during each of the four quarters in such LTM Repurchase Period or (ii) 20% of the aggregate shares outstanding (either by number of shares or aggregate NAV) on a cumulative basis during such LTM Repurchase Period, provided that the cumulative percentage will be calculated by summing the percentage of each such quarter’s repurchases as measured against the aggregate number of shares or NAV for the applicable quarter in which the repurchases occurred.

For these purposes, “capital available for investing” will be determined based on the amount of cash on hand, less (i) Fund expenses, including, without limitation, management fees, (ii) amounts that may become due under any borrowing or other financings or similar obligations, (iii) amounts needed to meet current or anticipated debt covenants, (iv) amounts consistent with historical working capital requirements, and (v) obligations imposed by (x) law, including the requirement under the Omnibus Guidelines that we not impair our capital or operations, (y) courts, or (z) arbitration or indemnity obligations. The purpose of this recommendation would be to allow the Fund to satisfy as many properly submitted tender requests as possible and we expect that during this time, we and our Board would also consider additional ways to improve shareholder liquidity.

If, during any LTM Repurchase Period, we do not have at least one quarter in which we fully accept all properly submitted tenders in a repurchase offer, the investment adviser will defer its incentive fee until all properly submitted tenders in any one repurchase offer have been accepted, after which such deferred incentive fee will become payable and no further incentive fee amounts will be required to be deferred; provided that the investment adviser is not required to defer its incentive fee if the Fund has, accepted repurchase offers for at least (i) 5% of the aggregate shares outstanding (either by number of shares or aggregate NAV) during each of the four quarters in such LTM Repurchase Period or (ii) 20% of the aggregate shares outstanding (either by number of shares or aggregate NAV) on a cumulative basis during such LTM Repurchase Period, provided that the cumulative percentage will be calculated by summing the percentage of each such quarter’s repurchases as measured against the aggregate number of shares or NAV for the applicable quarter in which the repurchases occurred.

On August 28, 2023, the Fund entered into a Sub-Administration Agreement with HPS Investment Partners, LLC (“HPS”), as the Fund’s administrator, and Harmonic Fund Services (“Harmonic”), as the Fund’s sub-administrator. In addition, and in connection with the transition to Harmonic as the Fund’s sub-administrator, on August 30, 2023, the Fund provided notice for the termination of the sub-administration agreement dated as of November 30, 2021, by and among the Fund, HPS and U.S. Bancorp Fund Services, LLC. Accordingly, the following replaces the last sentence of the “Custodian, Transfer and Distribution Paying Agent and Registrar” section of the Prospectus:

U.S. Bank National Association and its affiliates are acting solely in the capacity of custodian, transfer agent and escrow agent in connection with the offering of securities described herein, and have not endorsed, recommended or guaranteed the purchase, value or repayment of such securities.